THOMPSON, HICKEY, CUNNINGHAM, CLOW, APRIL & DOLAN, P.A.

Attorneys And Counselors At Law

Daniel H. April

Janet Clow

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

October 08, 2014

Via Electronic Filing

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Ladies and Gentlemen:

In accordance with Rule 17g-1(g)(1)(ii) under the Investment Company Act of 1940, we enclose for filing the following items:

1. A copy of the form of bond;

2. A copy of resolutions adopted by the Trustees of Thornburg Investment Trust, including those Trustees who are not interested persons of the Trust, approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by the Trust; and

3. A copy of the form of agreement among the Trust and other named insureds on the bond respecting recoveries under the bond.

As of the date of this letter, the premiums for coverage have been paid through September 30, 2014; the Trust recently received the bill for premiums owing through September 30, 2015 and is processing payment of those premiums. The Trust would have been required under Rule 17g-1 to provide and maintain a single insured bond in the amount of $2,500,000.

Very truly yours,

/s/ DANIEL H. APRIL
Daniel H. April

Enclosures: Listed Above.

460 St. Michael’s Drive	Tel.: (505) 988-2900
Suite 1000	Extension 103
Santa Fe, New Mexico 87505	Fax: (505) 988-2901
E-mail: dan_april@catchlaw.com
Web Address: www.catchlaw.com